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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

January 9, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds II (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-274946; 811-23907

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to one of the supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly A. Browning of the Division of Investment Management with respect to the Registrant’s initial registration statement on Form N-1A, which was filed on October 11, 2023, and pre-effectively amended on December 18, 2023 (the “Registration Statement”). The Registrant responded to initial comments on the Registration Statement in correspondence submitted December 13, 2023 (the “Initial Response Letter”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Embark Commodity Strategy Fund and (ii) Embark Small Cap Equity Fund (collectively, the “Funds”).

Set forth below is the Staff’s written comment together with the Registrant’s response. The Registrant will respond to the remaining supplemental comments via separate correspondence. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:	(SAI – Each Fund – The Advisor and Subadvisor)

In relation to Comment 13B in the Initial Response Letter, the Staff considers all sub-advisory fees paid to be fees paid by the Fund and therefore required to be disclosed pursuant to Item 19(a)(3) of Form N-1A. Please include sub-advisory fee rates in the SAI. Please note see the Securities and Exchange Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22 (the “2003 Release”).

January 9, 2024 Page 2

Response:	Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added) which includes “[t]he total dollar amounts that the Fund paid to the adviser” (emphasis added). As disclosed in the SAI, each Subadvisor is paid by the Advisor, and thus the subadvisory fees are not paid by a Fund and therefore are not required to be disclosed. Moreover, while Item 19(a)(3) specifically requires disclosure of the dollar amounts paid to an adviser, it does not require disclosure of the fee rate paid to the adviser. Instead, the fee rate paid to the adviser is required to be disclosed in the Prospectus pursuant to Item 10(a)(1)(ii)(A) of the Form, which requires disclosure of the fees paid to the adviser “as a percentage of average net assets.” However, Instruction 3 to Item 10 provides that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser” (emphasis added). This instruction is clearly intended to require disclosure of the total advisory fee rate paid by the fund, which, in an adviser-pays-subadviser arrangement like the Registrant’s, is the advisory fee. Accordingly, there is nothing in the Form that requires disclosure in either the Prospectus or in the SAI of the fee rate paid by an adviser to a subadviser.

In support of this interpretation, the Registrant refers to the 1998 release adopting amendments to Form N-1A (Registration Form Used by Open-End Management Investment Companies, IC-23064 (March 13, 1998) (“1998 Adopting Release”)) in which the Securities and Exchange Commission stated that it was “persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund” (emphasis added). While the Registrant does not believe that disclosure of the dollar amounts paid by the Adviser (rather than a Fund) to a Subadvisor is required by the Form, the Registrant will nonetheless disclose in future updates to its registration statement the dollar amount of fees actually paid to each individual subadviser. This approach would be consistent with the 1998 Adopting Release’s suggestion that such information may be of interest to investors. As there is nothing in the 1998 Adopting Release or

January 9, 2024 Page 3

in the text of the Form itself to suggest that disclosure of the fee rate paid to a subadviser is required, the Registrant believes that such disclosure is unnecessary, especially in light of the fact that the dollar amounts paid to each Subadvisor will be disclosed in the SAI.

The Registrant further notes that the proposed rule 15a-5 and related Form amendments set forth in the 2003 Release were not adopted, and the Registrant does not believe that the discussion in that release overrides the explicit language of the Form or the Security and Exchange Commission’s statements in the 1998 Adopting Release discussed above. Moreover, the Registrant respectfully submits that the appropriate method by which the Security and Exchange Commission may revise this disclosure requirement is through the formal notice and comment process prescribed by the Administrative Procedure Act whereby interested members of the industry and the public have the ability to provide meaningful input into the rulemaking process.

Moreover, the Registrant believes that disclosing the subadvisory fee rates would not be in the best interest of a Fund’s shareholders. As the Securities and Exchange Commission acknowledged in the 2003 Release, advisers “are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately.” Additionally, the Registrant believes that disclosing the fee rates paid to each Subadvisor in addition to the aggregate advisory fee paid by a Fund could be confusing to investors as the Fund itself is not responsible for paying the subadvisory fees. Further, in the 1998 Adopting Release, the Securities and Exchange Commission noted that it was persuaded by commenters’ assertions that “information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds” and therefore the Form “requires prospectus disclosure of the aggregate advisory fees paid by a fund” (emphasis added).

For these reasons, the Registrant respectfully declines to disclose the subadvisory fee rates payable to each Subadvisor.

The Registrant respectfully notes that the foregoing analysis is consistent with the Harbor ETF Trust’s response to a similar comment received in connection with its initial registration statement (File Nos. 333-255884; 811-23661). Based on the above analysis, Harbor ETF Trust respectfully

January 9, 2024 Page 4

declined to disclose subadvisory fee rates in its SAI, but assured the Staff that it would disclose the actual dollar amount of fees paid to subadvisers in future updates to its registration statement, which it has consistently done. Please see correspondence dated August 13, 2021 (accession number: 0001193125-21-245668). After review by the Staff of the above analysis, Harbor ETF Trust’s registration statement was declared effective.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Harbor Funds II

Christopher P. Harvey, Esq.

Dechert LLP